Exhibit 99.1

CNFinance Files Annual Report on Form 20-F for Fiscal Year 2023

GUANGZHOU, China, April 26, 2024 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission (“SEC”) on April 26, 2024.

The annual report can be accessed on the Company’s investor relations website at http://ir.cashchina.cn as well as the SEC’s website at http://www.sec.gov.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s IR Department at ir@cashchina.cn.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies as well as commercial banks. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn